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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)*


                            Methode Electronics, Inc.

                              Class B Common Stock

                                   591520-10-1




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages


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CUSIP No. 591520-10-1                  13G                Page 2 of 6 Pages



 1   NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     METHODE ELECTRONICS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          NOT APPLICABLE
                                             (a) / /

                                             (b) / /

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

                     5   SOLE VOTING POWER
                               0

      NUMBER OF
        SHARES       6   SHARED VOTING POWER
     BENEFICIALLY              0
       OWNED BY
         EACH
       REPORTING     7   SOLE DISPOSITIVE POWER
        PERSON                 0
         WITH
                     8   SHARED DISPOSITIVE POWER
                               0

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 -0-  SEE APPENDIX A


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                 (SEE APPENDIX A)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      0

 12  TYPE OF REPORTING PERSON*
                      EP



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                                                          Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               Methode Electronics, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               7444 West Wilson Avenue
               Chicago, Illinois  60656

Item 2(a).     Name of Person Filing:

               Methode Electronics, Inc. Employee Stock Ownership Plan

Item 2(b).     Address of Principal Business Office, or if none, Residence:

               7444 West Wilson Avenue
               Chicago, Illinois  60656

Item 2(c).     Citizenship

               United States

Item 2(d).     Title of Class Securities:

               Class B Common Stock

Item 2(e).     CUSIP Number:

               591520-10-1

Item 3.        (f.)/x/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                       See 13d-1(b)(1)(ii)(F).


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                                                          Page 4 of 6 Pages
Item 4.   Ownership:

          (a)  Amount Beneficially Owned:         None (See Appendix A)

          (b)  Percent of Class:                  0

          (c)  Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the vote. . 0

                (ii)     shared power to vote or to direct the vote. 0

               (iii)     sole power to dispose or to direct the
                         disposition of. . . . . . . . . . . . . . . 0

                (iv)     shared power to dispose or to direct the
                         disposition of . . . . . . . . . . . . . . .0

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Only participants in the Employee Stock Ownership Plan have the right to receive dividends from, and the proceeds from the sale of the Class B common stock of Methode Electronics, Inc. held by the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.


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                                                          Page 5 of 6 Pages
Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 1995
                                     --------------------------
                                             Date


                                       Robert J. Kuehnau
                                     --------------------------
                                     Member of the Administrative Committee
                                     Methode Electronics, Inc. Employee Stock
                                      Ownership Plan

(5002A82A)



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                                                          Page 6 of 6 pages

                                   APPENDIX A


          The Employee Stock Ownership Plan of Methode Electronics, Inc. (the "Plan") and the related Trust (the "Trust") were established by Methode Electronics, Inc. (the "Company") on November 1, 1976 and February 24, 1977, respectively. The Plan was established for the exclusive benefit of the eligible employees (including eligible officers and directors) and their beneficiaries. The Plan's purpose is to assist employees over the course of their employment with the Company to accumulate capital ownership of the Company for the purpose of promoting interest in the successful operation of the business of the Company through such capital ownership.

          The Plan is administered by an Administrative Committee which is empowered, among other things, to interpret the Plan, make appropriate rules and regulations under the Plan, determine all questions relating to the eligibility benefits and to maintain records and delegate and allocate administrative functions to others. The members of the Administrative Committee are Kevin J. Hayes, Robert Kuehnau, and Louise Moiana, all of whom are employees of the Company.

          As of December 31, 1994, the Trust owns, of record, 74,321 shares of the Company's Class B common stock or approximately 5.9% of the outstanding Class B common stock of the Company. Pursuant to the terms of the Plan and Trust, the Trustee allocates the shares acquired by the Trust to the respective employee accounts on the last day of the Plan Year, each April 30th. Upon such allocation, the voting rights of such shares are entrusted in the respective employees. If the Trust does not receive instructions as to the voting of the allocated shares, such shares will be voted in the same proportion as the shares for which it received instructions. In addition, the employee participants receive the benefit of all declared dividends on such shares by allocation to their respective accounts. Furthermore, the allocated shares maintain all liquidation and other rights prescribed by the Delaware corporation Law and the Certificate of Incorporation of the Company. The Trustee has no power to dispose of the shares of the Company's Class B common stock except pursuant to the distribution provisions of the Plan.


(5002A82A)